UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-35505

Brookfield Property Partners L.P.

(Translation of registrant’s name into English)

73 Front Street Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In connection with the distribution of units of Brookfield Property Partners L.P. by Brookfield Asset Management Inc. (“Brookfield”) to the holders of Brookfield’s Class A and B limited voting shares, the letter to Brookfield’s shareholders and the Canadian Prospectus and U.S. Information Statement, included as Exhibit 99.1 and Exhibit 99.2, respectively, to this Form 6-K, are being mailed to Brookfield’s shareholders.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Letter to Brookfield’s Shareholders, dated March 19, 2013.

99.2	Canadian Prospectus and U.S. Information Statement, dated March 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, 1648285 ALBERTA ULC

Date: April 5, 2013	By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Secretary